American Public Education, Inc.
111 West Congress Street
Charles Town, West Virginia 25414
February 17, 2021

VIA EDGAR

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Public Education, Inc. Registration Statement on Form S-3 (File No. 333-252980) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, American Public Education, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on February 19, 2021, at 4:30 p.m. Eastern Time, or as soon thereafter as is practicable.

Please direct any questions or comments concerning this request to William Intner of Hogan Lovells US LLP at (410) 659-2778, and once the Registration Statement has been declared effective, please notify Mr. Intner by calling him at the same phone number.

Very truly yours,

American Public Education, Inc.

/s/ Richard W. Sunderland, Jr.
By:	Richard W. Sunderland, Jr.
Title:	Executive Vice President and Chief Financial Officer